Exhibit (a)(5)

SIRENZA MICRODEVICES, INC.
VOLUNTARY STOCK OPTION EXCHANGE PROGRAM
PROMISE TO GRANT STOCK OPTION

In exchange for your agreement to cancel a stock option covering              shares of common stock (“Old Option”) granted by Sirenza Microdevices, Inc. (“Sirenza”), Sirenza hereby promises to grant you a stock option covering              shares of Sirenza’s common stock no earlier than March 20, 2003 (the “New Option”). The exercise price of the New Option will be the most recent closing price of Sirenza’s common stock as listed on the Nasdaq National Market at the time of grant of the New Option.

The New Option will vest and become exercisable as follows: (i) 25% of the shares subject to the New Option shall vest six months following the date of grant; and (ii)  1/36th of the remaining shares subject to the New Option shall vest each month thereafter on the same day of the month as the new grant date such that the New Option will be fully vested and exercisable three and one-half (3½) years following the cancellation date of the Old Option, subject to your continued employment with Sirenza or one of its subsidiaries on each such date. If you work or reside in Canada, your employment with Sirenza or one of its subsidiaries will be considered to have been terminated on the date you cease to be actively employed with Sirenza or one of its subsidiaries and not on the expiration of any period of deemed employment, statutory notice or reasonable notice.

The New Option will otherwise be subject to:

•	the standard terms and conditions under Sirenza’s amended and restated 1998 Stock Plan; and

•	a new option agreement between Sirenza and you.

In order to receive the New Option, you must be an employee or director of Sirenza or one of its subsidiaries on the date the New Option is granted. This promise to grant does not constitute a guarantee of employment with Sirenza or any of its subsidiaries for any period. Subject to the provisions of the laws of your country of residence, your employment with Sirenza or any of our subsidiaries remains “at-will” and can be terminated by either you or Sirenza at any time, with or without cause or notice. If you voluntarily terminate your employment with Sirenza or any of its subsidiaries or if your employment is terminated by Sirenza or any of its subsidiaries for any reason whatsoever before the New Option is granted, you will lose all rights you have to receive the New Option.

This Promise to Grant Stock Option is subject to the terms and conditions of the Offer to Exchange dated August 20, 2002, the memorandum from Robert Van Buskirk dated August 20, 2002, and the Election Form previously completed and submitted by you to Sirenza, all of which are incorporated herein by reference. These documents reflect the entire agreement between you and Sirenza with respect to this transaction. This Promise to Grant Stock Option may only be amended by means of a writing signed by you and a duly authorized officer of Sirenza.

[Signature Page to Follow]

SIRENZA MICRODEVICES, INC.

By:	Date: , 2002

2